October 29, 2019

David G. Jemmett
Chief Executive Officer
Cerberus Cyber Sentinel Corp.
7333 E. Doubletree
Suite D270
Scottsdale, Arizona 85258

       Re: Cerberus Cyber Sentinel Corp.
           Registration Statement on Form 10-12G
           Filed October 2, 2019
           File No. 000-56059

Dear Mr. Jemmett:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Item 6. Executive Compensation
Material Terms of Employment, page 30

1. Please discuss the "additional compensation," other than base salary, that you may provide to your executive officers. In this regard, we note that the Employment Agreements filed as Exhibits 10.2 and 10.3 include provisions for the payment of discretionary bonuses based on performance and company objectives that may be issued to your executive officers.
Exclusive Forum , page 33

2. We note your revised disclosure in response to comment 9 and we reissue the comment in-part. In this regard, it appears that your Bylaws do not include an exclusive forum
 David G. Jemmett
Cerberus Cyber Sentinel Corp.
October 29, 2019
Page 2
         provision. Please revise your registration statement to ensure consistency, as your disclosure in this section currently references your Bylaws. In addition, with respect to the exclusive forum provision contained in your charter, please disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Financial Statements and Exhibits, page F-1

3. We note your disclosure on page F-42 that the "Company had recorded an advance to the majority stockholder of the Company." Given that your majority stockholder is your Chief
         Executive Officer, please tell us, and to the extent necessary disclose the actions that will be taken to ensure that this arrangement will be extinguished prior the completion of the initial public offering, or tell us why Section 402(a)(k)(1) of Sarbanes-Oxley Act of 2002
         does not apply to this advance. In this regard, Section 402 (a)(k)(1) prohibits public companies from extending or maintaining credit in the form of a personal loan to or for any director or executive officer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer L pez at (202) 551-3792 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



FirstName LastNameDavid G. Jemmett                             Sincerely,
Comapany NameCerberus Cyber Sentinel Corp.
                                                               Division of
Corporation Finance
October 29, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName